

November 12, 2010

Glade M. Knight
Chairman and Chief Executive Officer
Apple REIT Ten, Inc.
814 East Main Street
Richmond, VA 23219

> **Re:**   **Apple REIT Ten, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed October 20, 2010**
> **File No. 333-168971**

Dear Mr. Knight:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please file your auditor's consent to the use of their audit report.

Prospectus Cover Page

2.   We note your response to comment 4 of our letter dated September 22, 2010. It appears that the font size you are using may not be at least 10-point modern type. Please refer to Rule 420 of Regulation C and revise your disclosure accordingly.

Summary

Compensation, page 10

3.   The revised disclosure here is repeated verbatim on page 41. Please revise to provide
        brevity and limit the use of repetition. Please refer to note 4 to Rule 421 of Regulation C.
        If possible, revise to simply disclose that AFM will provide all the services owed by your
        two advisors and receive separate payments for such services even though you are
        already paying advisory fees to the two advisors. Also, simply clarify that
        reimbursements to AFM will not be based on any formal record keeping.

4.   Your tables here should also include the estimated amounts payable, where applicable.

Risk Factors

The compensation to Apple Ten Advisors and Apple Suites Realty is variable..., page 18

5.   We note your response to comment 19 and the reference to the risk factor on page 17. It
        appears that the risk associated with the cost basis of your fees represents a risk separate
        from the general risks arising from the variability of compensation levels to these entities.
        Please revise to discuss separately.

There will be dilution of shareholders' interest upon conversion…., page 21

6.   Please note that risk factors should be brief and highlight the material risk you are
        attempting to convey. This risk factor and the one immediately following it repeat,
        verbatim, disclosure that is already located elsewhere in this prospectus. Please revise to
        limit the repetition and provide brevity.

You will be limited in your ability to sell…., page 27

7.   Please revise this risk factor to provide brevity and only include the disclosure needed to
        place the risk into context.

You will be limited in your ability to sell your Units..., page 27

8.   Please supplement your current risk disclosure here to highlight the potential impact that
        Mr. Knight's unilateral right to convert the Series B shares could have on the redemption
        right of your other unitholders.

Series B Convertible Preferred Shares, page 40

9.   We note your response to comment 36 but are unable to locate the revised disclosure
        under this subheading. Please advise.

Cost-Sharing Arrangements and Reimbursements to Apple Fund Management, page 41

10.   We note the revised disclosure that your two advisors will use the services of AFM on an "as-needed" basis. Since neither entity has employees, it would appear that AFM's services will always be employed. Please revise to clarify such or advise.

11.   We note your response to comment 8. It remains unclear from your disclosure why you have not contracted directly with the parties that will provide such services. Please revise to discuss the business purpose for the current arrangement. In the appropriate section, also revise to discuss the risks associated with such arrangement.

12.   Please revise to clarify if the reimbursements include the salaries paid to your officers. Please also better explain the "overhead expenses" for which you will be responsible in addition to the employee compensation.

13.   We note from your response to comment 16 that reimbursement amounts will be calculated based on the amount of time the AFM employees devote to your business. In light of your disclosure that AFM will not establish formal record keeping procedures to track time invested in your business, please expand your disclosure to discuss how you will determine such amounts payable. In the appropriate section, clarify if there are any conflicts associated with this arrangement.

14.   We note your response to comment 17. It is still not clear what services you receive in exchange for the advisory and management fees paid to Apple Ten Advisors and Apple Suites Realty that you are not already paying for via reimbursements. Other than the reference to "gross margin" it is not clear why the remaining disclosure in that paragraph is relevant. It is also not clear how the two advisors are able to "perform" services for anyone since they do not have any personnel. Please clarify and also clarify if you are using "gross margin" as a defined term.

Conflicts of Interest

General, page 43

15.   We note your response to comment 38. Please supplement your disclosure under this subheading to clarify that you do not currently have a specific committee in place for the review and/or resolution of matters discussed in this section, if true.

Transactions with Affiliates and Related Parties, page 45

16.   We have read your response to comment 37. To enhance the transparency of your disclosure, please state if true, that the related party transactions currently described in this prospectus will not require approval by a majority of disinterested directors or the

entire board of directors. Your disclosure should also either describe such transactions in detail or reference the page number and/or sections of the prospectus in where these transactions are discussed.

Competition Between Us and …., page 46

17.   Considering the related party nature of the competition disclosed here, please revise to clarify that such competition would benefit your sponsor since it may drive up the price for an acquisition which would result in greater acquisition fees. Please revise to clarify how you would actually "compete" with the other Glade Knight sponsored programs. For instance, would personnel that provide services for multiple programs determine the bid prices for the competing programs?

Changes in Objectives and Policies, page 57

18.   We note your response to comment 41. Please revise your current disclosure to note that you have no obligations to notify your investors of any changes to your investment and financing policies, similar to the revised disclosure you provided in the preceding Sale Policies section.

Management, page 59

19.   We note your response to comment 43. In complying with Item 401(e) of Regulation S-K, such disclosure should be provided for each director. Please revise your disclosure accordingly. Also, clarify the time frames each person was associated with AFM.

Compensation Discussion and Analysis

Executive Compensation

20.   Please revise to briefly summarize the cost-sharing arrangement disclosure instead of repeating it verbatim here.

General Philosophy, page 64

21.   We reissue comment 45. Please revise to specifically discuss the purpose of granting compensation to senior management in light of the external advisory agreements and fees and reimbursements.

Apple Ten Advisors and Apple Suites Realty, page 68

22.   You have disclosed that Apple Suites Realty is engaged in the business of property management financial solutions. You further disclose that your two advisors "may" make arrangements with others to provide the services they owe to you. It is not clear

how such disclosure is consistent with the fact that neither advisor has any employees. Please revise to reflect the actual abilities of your two advisors.

Prior Performance of Programs…., page 72

23.   We note your response to comment 46 that you have removed information that does not comply with Section 8 of Industry Guide 5. We note you continue to include disclosure about Cornerstone and Apple Residential, which appears to have taken place outside the 10 year window. Please tell us your basis for the noted disclosure.

24.   Please disclose the number of investors for disclosed properties.

Additional Information, page 75

25.   We note your response to comment 48 that you have included all of the properties acquired since inception for the disclosed programs in your summary under this subheading and in Table VI. Please tell us your basis for including all of the acquisitions. Please refer to Section 8.A.4 and Table VI in Appendix II of Industry Guide 5.

Unit Redemption Program, page 104

26.   We note the revised disclosure on page 13 that the redemption program would be modified if the Series B preferred shares are converted. While such modification will take place in the future, please clarify if such modification could include a reduction in the redemption price.

Experience of Prior Programs, page 113

27.   Please refer to instruction to Tables I, II, and III and tell us your basis for including Apple REIT Nine in this section as it appears that its offering has not yet closed as of the last year.

Table I: Experience in Raising and Investing Funds, page 115

28.   We note your revised disclosure in response to comment 56. Please clarify if AFM's personnel provided the services related to the acquisition fees and received reimbursements. If so, it is not clear why the reimbursements allocated to the act of earning the acquisition fees is not considered an acquisition cost. Please clarify.

29.   We note your response to comment 55 and the revised disclosure of "amount raised as % of total offering." The noted revision is not consistent with the format of Table I. As noted in the prior comment, the amount raised is always 100% and not based off the total offered. Please revise accordingly.

Table II: Compensation to Sponsor and Its Affiliates, page 116

30.   Please note that instruction 1 to this table requests a separate column to aggregate payments to the sponsors in the most recent three years from all other programs. It appears you have not aggregated such disclosure. Please revise to conform with the noted instruction.

31.   We note your response to comment 57. It does not appear that your presentation of Table II conforms to the format included in Appendix II of Industry Guide 5. Please revise to conform to the noted format or tell us your basis for the modification.

Table III: Operating Results of Prior Programs, page 117

32.   We note your response to comment 60 and the disclosure for the line item "source (on cash basis) – operations." However, we note for several of periods disclosed, the "cash distributed to investors" was greater than the "cash generated from operations." For such periods disclosed, please clarify how you determined that all distributions were sourced from operations.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Senior Counsel

cc: Martin B. Richards, Esq.
        David F. Kurzawa, Esq.
        McGuireWoods LLP *(via facsimile)*